Good Works II Acquisition Corp.

4265 San Felipe, Suite 603

Houston, Texas 77027

July 7, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	Good Works II Acquisition Corp.

Registration Statement on Form S-1

File No. 333-254462

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Good Works II Acquisition Corp., a Delaware corporation (the “Company”), hereby respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:30 P.M. (Eastern Time) on July 9, 2021, or as soon thereafter as possible on such date.

Very truly yours,

Good Works II Acquisition Corp.

By:	/s/ Cary Grossman
Name: Cary Grossman
Title: President

DC:82305358.1